VISCOUNT SYSTEMS, INC.

AMENDMENT TO
2003 STOCK OPTION PLAN

ARTICLE I

This Amendment deletes and replaces Paragraph (o) of Article II and Section 5.1 of Article V of the Viscount Systems, Inc. 2003 Stock Option Plan (the “Plan”). Except as amended hereby, all other provisions of the Plan remain unchanged and in effect.

ARTICLE II

DEFINITIONS

(o)	"Plan" means this Viscount Systems, Inc. 2003 Stock Option Plan and amendments thereto.

ARTICLE V

SHARES OF STOCK SUBJECT TO PLAN

                                     5.1 Number of Shares. Subject to adjustment pursuant to the provisions of Section 5.2 hereof, the maximum number of shares of Common Stock which may be issued and sold hereunder shall be 2,935,510 shares. Subject to applicable laws and listing regulations, the Board reserves the authority to increase the number of shares of Common Stock issuable under this Plan. Shares of Common Stock issued and sold under the Plan may be either authorized but unissued shares or shares held in the Company's treasury. Shares of Common Stock covered by an Option that shall have been exercised shall not again be available for an Option grant. If an Option shall terminate for any reason (including, without limitation, the cancellation of an Option pursuant to Section 6.6 hereof) without being wholly exercised, the number of shares to which such Option termination relates shall again be available for grant hereunder.

CERTIFICATE OF ADOPTION

I certify that the foregoing Amendment to the Plan was adopted by the Board on July 10, 2007.

/s/ Stephen Pineau
________________________
Stephen Pineau, President
Viscount Systems, Inc.